CANNEX PROVIDES UPDATE ON 4FRONT BUSINESS COMBINATION

Cannex and 4Front Planning to Close by July 31, 2019

VANCOUVER, BC, June 20, 2019 - Cannex Capital Holdings Inc. (CSE: CNNX) (OTCQX: CNXXF) (“Cannex” or the “Company”) is pleased to provide an update on the closing of its proposed business combination (the “Transaction”) with 4Front Holdings, LLC (“4Front”). As previously disclosed, the Transaction was overwhelming approved by shareholders who voted at a special meeting of securityholders held on April 18, 2019. Additionally, the Canadian Securities Exchange (the “CSE”) has conditionally approved the resulting issuer for listing. Trading will continue as Cannex until the Transaction has been completed, at which time the CSE will issue a bulletin announcing the listing of 4Front Ventures Corp.

Cannex and 4Front are proceeding with their planned business combination, with an expectation that the Transaction will close by July 31, 2019. Upon substantive review of 4Front’s and Cannex’s filings pursuant to the Hart Scott Rodino Act (“HSR”), the companies determined that the current business combination is not reportable under HSR and subsequently the parties withdrew their filing with the U.S. Federal Trade Commission. The withdrawal does not preclude the U.S. Department of Justice (“DOJ”) from investigating the business combination to ensure compliance with antitrust laws.

By way of further corporate update, Cannex is intending to report its financial results for the 12-month period ending April 30, 2019 on June 28, 2019. In addition, the delayed closing has afforded Cannex the opportunity to pursue additional administrative pathways which the Company believes could provide a more efficient process for future U.S. filings and retaining foreign private issuer status.

“As communicated previously, it is our view that our business combination transaction faces no material risk of antitrust issues and we remain ready and willing to reasonably cooperate with requests for information from the DOJ,” stated Cannex CEO, Anthony Dutton.

Closing of the Transaction remains subject to final court approval and other customary completion conditions. Upon receipt of final court approval and satisfaction or waiver of all other completion conditions, Cannex and 4Front will make an application to the Supreme Court of British Columbia for the final order in respect of the Transaction. A news release will follow when a hearing of the application for the final order in respect of the Transaction has been scheduled.

About Cannex Capital Holdings Inc.
Cannex, through its wholly-owned subsidiaries, provides a wide range of services including real estate, management, financial, branding and IP to licensed cannabis business operators domestically and internationally. Cannex is focused on premium indoor cultivation, extraction, manufacturing and branding of edible and derivative products as well as retail operations. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC which holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis

Solutions), Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor, as well as 7Point Holdings LLC, another Washington State licensed cannabis producer/processor.

About 4Front Holdings, LLC
4Front Holdings, LLC is building a next-generation company in the cannabis industry, based upon strategic and aligned leadership, battle-tested operating capabilities, transparent and principled governance, and a commitment to developing and supporting people and communities. Led by a group of professionals with experience in strategy, manufacturing, distribution & logistics, finance, real estate, multi-location retail & hospitality operations and talent development & retention, 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise that can support the rapid operational growth opportunity being afforded by the increased legalization of cannabis across the globe.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation reference to the closing date of the proposed business transaction, the filing date of the Company’s fourth quarter and year-end results, filing a 40-F, risks pertaining to HSR filings, and other statements of fact.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.